SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  _____________

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)


                              DHB Industries, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    001-13112
                                 (CUSIP Number)

                                 David H. Brooks
                              800 South Ocean Drive
                              Boca Raton, FL 33432

           ___________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 29, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Check the following box if a fee is being paid with this statement:[ ].

CUSIP NO.: 001-13112

(1)   NAME OF REPORTING PERSON: David H. Brooks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [ ]

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [X]
      (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)           [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 11,712,978

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 11,712,978

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  11,712,978

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                          [X]

      Row (11) excludes 3,057,292 shares of Common Stock beneficially owned by Terry S. Brooks disclosed on the next page.

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      22.3% of total Common Stock

(14)  TYPE OF REPORTING PERSON: IN

CUSIP NO.: 001-13112

(1)   NAME OF REPORTING PERSON: Terry S. Brooks

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [ ]

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [X]
      (b) [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)           [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 3,057,292

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 3,057,292

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,057,292

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                          [X]

      Row (11) excludes 11,712,978 shares of Common Stock beneficially owned by David H. Brooks disclosed on the previous page.

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      5.8% of total Common Stock

(14)  TYPE OF REPORTING PERSON: IN

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended by adding the following disclosure:

         On November 29, 2006, counsel for Mr. Brooks, George S. Canellos, Esq., sent counsel for DHB Industries, Inc. ("DHB"), Kenneth L. Henderson, Esq., the letter attached as Exhibit 2.

         Mr. Brooks and Mrs. Brooks continue to hold DHB shares for investment purposes only.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement, dated as of November 14, 2003, by and between David H. Brooks and Terry Brooks

         Exhibit 2 - Letter, dated November 29, 2006, from George S. Canellos, Esq. to Kenneth L. Henderson, Esq.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2006                               DAVID H. BROOKS.

                                                       /s/ DAVID H. BROOKS
                                                       ____________________


                                                       TERRY BROOKS

                                                       /s/ TERRY BROOKS
                                                       ____________________

                                                                       EXHIBIT 1


                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $,001 par value per share, of DHB Industries, Inc., a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.


Dated: November 14, 2003                               DAVID H. BROOKS.

                                                       /s/ DAVID H. BROOKS
                                                       ____________________


                                                       TERRY BROOKS

                                                       /s/ TERRY BROOKS
                                                       ____________________

                                                                       EXHIBIT 2





                             November 29, 2006



Kenneth L. Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York NY 10104-3300

                             Re: DHB INDUSTRIES INC.

Dear Mr. Henderson:

         We are counsel to David H. Brooks and write with respect to the 2006 Annual Meeting of Shareholders of DHB Industries, Inc. ("DHB" or the "Company") announced by the Company on Form 8-K, filed November 27, 2006 (the "Proposed Annual Meeting"). As you know, the Board of Directors of DHB (the "Board") has taken certain actions over the past two months without consulting with Mr. Brooks or, to our knowledge, any of DHB's other public shareholders. Specifically, the Board has: (1) implemented a poison pill destructive of shareholder value; (2) appointed three new directors to the Board; and (3) undertaken to convene a shareholder meeting on December 5, 2006, giving shareholders barely 13 days' notice and mailing the notice on the Wednesday before the Thanksgiving holiday.

         At the same time, the Company has failed to provide any information about its business to its shareholders. The Company has not filed required financials or informed its shareholders as to when it expects to file such financials. Nor has the Company kept its shareholders apprised of its financial performance or liquidity status. In addition, we are highly concerned that the Company is acting in continuing violation of black-letter Delaware law and its own Bylaws by refusing to honor its indemnification obligations to former members of management. However, we are cautious about taking shareholder action that could unsettle the Company's effort to improve internal controls and financial reporting at a time when it is not in compliance with regulatory reporting obligations or listed on any national securities exchange.

Ken Henderson, Esq.                                                       Page 2
November 29, 2006

         Mr. Brooks is prepared to appear at the Proposed Annual Meeting and cast his votes in favor of the Company's proposed slate of directors - which we understand will consist of all or most of the current directors, including those newly appointed - if the Company takes the following steps to maximize shareholder value and place the Company in compliance with its own Bylaws and Delaware law:

1. The Company agrees to remove the poison pill so any holders of the Company's shares may dispose of those shares without restriction or approval of the Board. As you know, the poison pill impairs the ability of any investor to purchase more than the triggering percentage of shares without the Board's approval, thereby deterring any major investor from purchasing the Company's shares. For this reason, the poison pill likely has the effect of both reducing liquidity and depressing the market price of DHB shares to the disadvantage of shareholders. Moreover, given the size of Mr. Brooks' holding and the limited liquidity of the Company's shares, the poison pill effectively freezes Mr. Brooks in the position of DHB's largest shareholder absent approval of the Board. Although Mr. Brooks presently has no intention either to sell or purchase DHB securities, the poison pill is an unacceptable restriction on all shareholders.

2. The Company agrees to amend its Bylaws to allow a shareholder meeting to be called on at least 10-days notice at the behest of any holder of more than 10% of the Company's common stock. The Company further agrees to include a provision in such amendment precluding a change to such provision without the approval of a majority of the shareholders. Under the current Bylaws, shareholder meetings may only be called at the behest of the Board, which strengthens the ability of the Board to perpetuate itself notwithstanding its performance and actions.

3. The Company (i) immediately advances outstanding legal costs, including fees and expenses, as required by Delaware law, to former members of management and (ii) continues to advance promptly, on a monthly basis, all such legal costs.

         Please let us know by close of business on Thursday, November 30, 2006, whether the Company will implement these changes.

                                                     Very truly yours,

                                                     /s/ GEORGE S. CANELLOS

                                                     George S. Canellos

cc:      Gen. Larry Ellis (Ret.)